ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-134553 Dated April 2, 2008

100% Principal Protection Absolute Return Barrier Notes

Linked to the Russell 2000® Index

Investment Strategies for Uncertain Markets

Lehman Brothers Holdings Inc. Notes Linked to the Russell 2000® Index due October 30, 2009

Investment Description

The 100% Principal Protection Absolute Return Barrier Notes Linked to the Russell 2000® Index (the “Notes”) provide an opportunity to potentially hedge your exposure to equity securities as represented by the Russell 2000® Index (the “Index”), while benefiting from moderately positive or negative returns of the Index. If the Index never closes 24.50% to 27.50% (to be determined on the Trade Date and to which percentage we refer to as the “Absolute Return Barrier”), above or below the Index Starting Level on any trading day during the Observation Period, at maturity you will receive your principal plus a return equal to the absolute value of the Index return. Otherwise, at maturity you will receive only your principal.

Features

❑	Hedging Opportunity—You have the potential to hedge your exposure to the Russell 2000® Index while benefiting from moderately positive or negative returns over the 18-month term of the Notes.

❑

Potential for Equity-Linked Performance—If the Index never closes 24.50% to 27.50% (to be determined on the Trade Date) above or below the Index Starting Level, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.

❑	Preservation of Capital—At maturity, you will receive a cash payment equal to at least 100% of your principal.

Key Dates1

Trade Date	April 25, 2008
Settlement Date	April 30, 2008
Final Valuation Date	October 27, 2009
Maturity Date	October 30, 2009

[1]

The Notes are expected to trade on or about April 25, 2008 and settle on or about April 30, 2008. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

Security Offerings

We are offering 100% Principal Protection Absolute Return Barrier Notes Linked to the Russell 2000® Index. The Notes are offered at a minimum initial investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

See “Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 550-I dated March 28, 2008, underlying supplement no. 1110 dated January 15, 2008 and this term sheet. See “ Key Risks” on page 5, the more detailed “Risk Factors” beginning on page SS-1 of product supplement no. 550-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 1110 for risks related to the Index.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 550-I, underlying supplement no. 1110 or any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC-insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	$10.00	$0.175	$9.825
Total

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 550-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 1110 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 550-I, underlying supplement no. 1110, this term sheet, any other relevant terms supplement and any other relevant free writing prospectus for complete details. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 550-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 550-I and “Risk Factors” in the accompanying underlying supplement no. 1110, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. toll-free at 1-877-827-2010 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement no. 550-I dated March 28, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508068986/d424b2.htm

♦	Underlying supplement no. 1110 dated January 15, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508006899/d424b2.htm

♦	MTN Prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, “Notes” refers to the 100% Principal Protection Absolute Return Barrier Notes Linked to the Russell 2000® Index that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You seek an investment that offers 100% principal protection when the Notes are held to maturity

♦

You believe that the Index will appreciate or depreciate over the Observation Period and that any appreciation or depreciation is unlikely to exceed the Upper or Lower Index Barrier on any trading day during the Observation Period

♦	You are willing to hold the Notes to maturity

♦	You do not seek current income from this investment

♦	You are willing to invest in securities for which there may be little or no secondary market

♦	You are willing to forgo dividends paid on the stocks included in the Index

The Notes may not be suitable for you if, among other considerations:

♦

You believe the Index is likely to appreciate or depreciate over the Observation Period and that any appreciation or depreciation is likely to exceed the Upper Index Barrier or Lower Index Barrier on any trading day during the Observation Period

♦	You are unable or unwilling to hold the Notes to maturity

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

♦	You seek current income from your investments

♦	You seek an investment for which there will be an active secondary market

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 5, “Risk Factors” in product supplement no. 550-I, underlying supplement no. 1110 and the MTN prospectus supplement for risks related to an investment in the Notes.

Indicative Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/AA-)[1]

Issue Price	$10 per Note

Term	18 months

Index	The Russell 2000® Index (Ticker: RTY)

Principal Protection	100% if held to maturity

Payment at Maturity (per $10 Note principal amount)

If the Index closing level on any trading day during the Observation Period is not above the Upper Index Barrier or below the Lower Index Barrier, you will receive a cash payment, for each $10 Note principal amount, equal to:

$10 + [$10 × Absolute Index Return]

If the Index closing level on any trading day during the Observation Period is above the Upper Index Barrier or below the Lower Index Barrier, you will receive a cash payment of $10 for each $10 Note principal amount.

Absolute Index Return	Absolute value of: Index Ending Level - Index Starting Level
Index Starting Level

Index Starting Level	The closing level of the Index on the Trade Date.

Index Ending Level	The closing level of the Index on the Final Valuation Date.

Observation Period	The period starting on (but excluding) the Trade Date and ending on (and including) the Final Valuation Date.

Absolute Return Barrier	24.50% to 27.50%. The actual Absolute Return Barrier will be determined on the Trade Date.

Upper Index Barrier	Index Starting Level × (1 + Absolute Return Barrier)

Lower Index Barrier	Index Starting Level × (1 - Absolute Return Barrier)

CUSIP	52523J156

ISIN	US52523J1566

Determining Payment at Maturity

[1]

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

Scenario Analysis and Examples at Maturity

The following examples and table illustrate the Payment at Maturity for a $10 Note on a hypothetical offering of the Notes, with the following assumptions:

Principal Amount:	$10.00
Index Starting Level:	687.97*
Principal Protection:	100% at maturity
Term:	18 months
Absolute Return Barrier:	26.00%* (the midpoint of the range of 24.50% to 27.50%)
Upper Index Barrier:	866.84, which is 26.00% above the Index Starting Level*
Lower Index Barrier:	509.10, which is 26.00% below the Index Starting Level*
Observation Period:	The period starting on, but excluding, the Trade Date and ending on, and including, the Final Valuation Date.

*	The actual Index Starting Level, Absolute Return Barrier, Upper Index Barrier and Lower Index Barrier for the Notes will be set on the Trade Date.

Hypothetical Index Ending Level	Hypothetical Index Return	Hypothetical Performance of the Notes
		The Index Never Closes Outside Absolute Return Barrier*			The Index Closes Outside Absolute Return Barrier**
		Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)
1,375.94	100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1,238.35	80.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1,100.75	60.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
963.16	40.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
866.84	26.00%	$2.60	$12.60	26.00%	$0.00	$10.00	0.00%
825.56	20.00%	$2.00	$12.00	20.00%	$0.00	$10.00	0.00%
756.77	10.00%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
687.97	0.00%	$0.00	$10.00	0.00%	$0.00	$10.00	0.00%
619.17	-10.00%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
550.38	-20.00%	$2.00	$12.00	20.00%	$0.00	$10.00	0.00%
509.10	-26.00%	$2.60	$12.60	26.00%	$0.00	$10.00	0.00%
412.78	-40.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
275.19	-60.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
137.59	-80.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
0.00	-100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%

*	Calculation assumes that the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period
**	Calculation assumes that the Index closes above the Upper Index Barrier or below the Lower Index Barrier on at least one trading day during the Observation Period

Example 1: On a trading day during the Observation Period, the Index closes at 963.16, which is 40% above the Index Starting Level, and the Index Ending Level is 20% above the Index Starting Level. Since the Index closed at a level above the Upper Index Barrier, you will receive a Payment at Maturity of $10.00 per $10 Note principal amount (a zero return).

Example 2: During the Observation Period, the Index never closes above the Upper Index Barrier or below the Lower Index Barrier and the Index Ending Level is 20% above the Index Starting Level. You will receive a Payment at Maturity of $12.00 per $10 Note principal amount.

Example 3: On a trading day during the Observation Period, the Index closes at 412.78, which is 40% below the Index Starting Level, and the Index Ending Level is 20% below the Index Starting Level. Since the Index closed at a level below the Lower Index Barrier, you will receive a Payment at Maturity of $10.00 per $10 Note principal amount (a zero return).

Example 4: During the Observation Period, the Index never closes above the Upper Index Barrier or below the Lower Index Barrier and the Index Ending Level is 20% below the Index Starting Level. You will receive a Payment at Maturity of $12.00 per $10 Note principal amount.

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. Subject to certain limitations, and based on certain factual representations received from us, in the opinion of Sidley Austin LLP, the Notes will be treated as debt for U.S. federal income tax purposes that are subject to the contingent payment debt instrument rules. Pursuant to the contingent payment debt instrument rules, you will generally be required to include original issue discount in gross income over the term of the Notes based upon a comparable yield and a projected payment schedule for the Notes, even though no cash payments will be made with respect to the Notes until maturity. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide the projected payment schedule that includes the fixed payments on the Notes and estimates of the amount and timing of the contingent payments on the Notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of [            ]%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $10 Note principal amount is $[            ] due at maturity.

Lehman Brothers Holdings Inc. agrees and, by purchasing a Note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals (even though you will not receive any periodic payments of interest on the Notes), and the adjustments thereto, in respect of the Notes.

If the Payment at Maturity differs from the projected contingent payment, an adjustment will be made for the difference. A positive adjustment, for the amount by which the Payment at Maturity exceeds the projected contingent payment, will be treated as additional original issue discount in the year such Payment at Maturity is received. A negative adjustment, for the amount by which the projected contingent payment exceeds the Payment at Maturity, will, first, reduce the amount of original issue discount required to be accrued with respect to the Note in the year such Payment at Maturity is received, and second, any negative adjustment that exceeds the amount of original issue discount accrued with respect to the Note in the year such Payment at Maturity is received will be treated as ordinary loss, that is not subject to the limitations applicable to miscellaneous itemized deductions under Section 67 of the Internal Revenue Code of 1986, as amended, to the extent of your total prior original issue discount inclusions with respect to the Note. Notwithstanding the foregoing, special rules will apply if the Payment at Maturity becomes fixed more than six months prior to its scheduled date of payment. See “Certain U.S. Federal Income Tax Consequences—Notes with a Term of More Than One Year—Accrual of interest” in the accompanying product supplement no. 550-I.

See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 550-I.

Key Risks

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. Some of these risks are summarized below and are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 550-I and in the “Risk Factors” section of the accompanying underlying supplement no. 1110, which you are urged to read. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Index.

♦

No Principal Protection Unless You Hold the Notes To Maturity: The Notes are not designed to be short-term trading instruments. You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

Market Risk: Amounts payable on the Notes and their market value will depend on the performance of the Index and will depend on where the Index closes on any single trading day during the Observation Period. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX CLOSES EITHER ABOVE THE UPPER INDEX BARRIER OR BELOW THE LOWER INDEX BARRIER DURING THE OBSERVATION PERIOD.

♦

The Notes Might Not Pay More Than the Principal Amount: You may receive a lower Payment at Maturity than you would have received if you had invested in any of the stocks underlying the Index or contracts related to the Index. If the Index Ending Level is above the Index Starting Level but the Index closes above the Upper Index Barrier or below the Lower Index Barrier during the Observation Period, you will receive only the principal amount of your Notes.

♦

The Absolute Return Barrier Limits Your Potential Return: The appreciation potential of the Notes is limited to the Absolute Return Barrier of 24.50% to 27.50% (to be determined on the Trade Date), regardless of the performance of the Index. The appreciation potential of the Notes is limited to the Absolute Return Barrier.

♦

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks underlying the Index would have.

♦

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agents’ commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

Dealer Incentives: We, our affiliates and agents, and UBS Financial Services Inc. and its affiliates, act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as principals, agents or dealers in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of $0.175 per $10 Note principal amount to the principals, agents and dealers in connection with the distribution of the Notes.

♦

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so and may cease any such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

♦

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

We and Our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may publish or may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Additionally, UBS Financial Services Inc. and its affiliates may publish, or may have published, research or other opinions that are inconsistent with purchasing or holding the Notes. You should make your own independent investigation of the merits of investing in the Notes which are linked to the Russell 2000® Index.

♦

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors over which we have no control and that cannot readily be foreseen. These factors may include, but are not limited to, economic events, changes in monetary policy, inflation, interest rate volatility, supply and demand for the Notes, market expectations, political, legislative, accounting, tax and other regulatory events, and financial events may either offset or magnify each other and which are described in more detail in product supplement no. 550-I.

♦	Tax Treatment: You should consider the tax consequences of investing in the Notes and consult your own tax advisor about your own tax situation before investing in the Notes.

♦

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

The Russell 2000® Index

The Russell 2000® Index is calculated, maintained, published and disseminated by Russell Investment Group (“Russell”). As discussed more fully in underlying supplement no. 1110 under the heading “The Russell 2000® Index,” the Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The 2,000 stocks included in the Russell 2000® Index consists of the smallest 2,000 companies included in the Russell 3000® Index. A current list of the issuers that comprise the Russell 2000® Index is available on the Russell website at www.russell.com.

You can obtain the level of the Russell 2000® Index at any time from the Bloomberg Financial Markets page “RTY <Index> <GO>“ or from the Russell website at www.russell.com.

The graph below illustrates the daily performance of the Russell 2000® Index from April 1, 1998 to March 31, 2008. The historical levels of the Russell 2000® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Russell 2000® Index closing level on March 31, 2008 was 687.97.

The information on the Russell 2000® Index provided in this document should be read together with the discussion under the heading “The Russell 2000® Index” beginning on page US-3 of underlying supplement no. 1110. Information contained in the Russell website referenced above is not incorporated by reference in, and should not be considered a part of, this term sheet.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and Lehman Brothers Inc. (together, the “Agents”), and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b) and will contain the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount set forth on the cover of the pricing supplement to its affiliates.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sales of the Notes.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.